[redacted]

10026689

SEC
Mail Processing
Section

MAR 05 2010

Washington, DC
105

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67882

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2009 (MM/DD/YY) AND ENDING 12-31-2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VPE WERTPAPIERHANDELSBANK AG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

MAXIMILIANSPLATZ 17
(No. and Street)

MUNICH (City) GERMANY (State) 80333 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LARS EWALDSEN +49 89 296491
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE GMBH
(Name – *if individual, state last, first, middle name*)

ROSENHEIMER PLATZ 4, 81669 MUNICH, GERMANY
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

I, LARS EWALDSEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VPE WERTPAPIERHANDELSBANK AG, as of DECEMBER, 31st, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

Helmut Frhr. v. Oefele
Dr. Tilman Götte
Notare
Brienner Str. 12 / III
80333 München
Telefon 0 89 / 2 90 04 20
Telefax 0 89 / 2 28 51 52

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

URNr. 0670 Oe/2010

I hereby certify that the above is the true signature, subscribed in my presence, of

Mr. Lars Lorenz **E w a l d s e n,**
geb. am 16.05.1963,
with business address at 80333 Munich, Maximiliansplatz 17, Germany,
personally known to me

Munich, this 25th of February 2010

Helmut Freiherr von Oefele
(notary public)

vPE Wertpapierhandelsbank AG

Financial Statements as of and for the year ended
December 31, 2009 and Independent
Auditor's Report

INDEPENDENT AUDITOR´S REPORT

FINANCIAL STATEMENTS:

Statement of Financial Condition as of December 31, 2009	1
Statement of Income for the year ended December 31, 2009	2
Statement of Changes in Shareholders' Equity for the year ended December 31, 2009	3
Statement of Cash Flows for the year ended December 31, 2009	4
Notes to Financial Statements as of and for the year ended December 31, 2009	5

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

Rosenheimer Platz 4
81669 München

Postfach 80 20 80
81620 München
Deutschland

Tel +49 (0)89 29036 0
Fax +49 (0)89 29036 8108
www.deloitte.com/de

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
vPE Wertpapierhandelsbank AG

We have audited the accompanying statement of financial condition of vPE WertpapierhandelsBank AG (the Company) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of vPE WertpapierhandelsBank AG as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.

Munich, Germany
February 24, 2010

Deloitte & Touche GmbH
Wirtschaftsprüfungsgesellschaft

vPE Wertpapierhandelsbank AG
Statement of Financial Condition as of December 31, 2009
(in Thousands)

ASSETS	€
CASH AND CASH EQUIVALENTS	756
Receivables from customers	378
Furniture, equipment and leasehold improvements, net	98
Other current assets	188
TOTAL	**1.420**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Accounts payable and accrued expenses	339
TOTAL LIABILITIES	**339**
STOCKHOLDER'S EQUITY	
Common stock, € 1 par value: 767,500 shares outstanding as of December 31, 2009	768
Additional Paid-in-capital	403
Accumulated deficit	(90)
TOTAL STOCKHOLDER'S EQUITY	**1.081**
TOTAL	**1.420**

See notes to financial statements.

vPE Wertpapierhandelsbank AG
Statement of Income for the year
ended December 31, 2009
(in Thousands)

	€
REVENUE	
Commissions	6.278
Investment advisory fees	318
Other income	24
TOTAL REVENUE	6.620
EXPENSES	
Employee compensation and benefits	1.044
Floor brokerage, exchange and clearance fees	5.093
Marketing and travel expenses	28
Communication and data processing	162
Occupancy	97
Other expenses	372
TOTAL EXPENSES	6.796
LOSS BEFORE INCOME TAXES	(176)
PROVISION FOR INCOME TAXES	0
NET LOSS	(176)

See notes to financial statements.

vPE Wertpapierhandelsbank AG
Statement of Changes in Stockholder´s Equity for the year ended
December 31, 2009
(in Thousands)

	Common Stock Shares	Common Stock Amount €	Additional Paid-In-Capital €	Retained Earnings €	Total Stockholder´s Equity €
BALANCE AT JANUARY 1, 2009	730	730	66	86	882
Net Loss				(176)	(176)
Capital Increase	38	38	337		375
BALANCE AT DECEMBER 31, 2009	768	768	403	(90)	1.081

See notes to financial statements.

vPE Wertpapierhandelsbank AG
Statement of Cash Flows
for the year Ended December 31, 2009
(in Thousands)

	€
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	(176)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:	
Depreciation and amortization	32
CHANGES IN:	
Receivables from customers	302
Other current assets	(126)
Accounts payable and accrued expenses	(98)
NET CASH USED IN OPERATING ACTIVITIES	(66)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment and leasehold improvements	(105)
NET CASH USED IN INVESTMENT ACTIVITIES	(105)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Capital Increase	375
NET CASH PROVIDED BY FINANCING ACTIVITIES	375
NET INCREASE IN CASH AND CASH EQUIVALENTS	204
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	552
CASH AND CASH EQUIVALENTS, END OF YEAR	756

See notes to financial statements.

vPE Wertpapierhandelsbank AG
NOTES TO FINANCIAL STATEMENTS AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2009

1. ORGANIZATION AND BASIS OF PRESENTATION

vPE Wertpapierhandelsbank Aktiengesellschaft (the "Company" or "VPE") is a corporation organized under the laws of the Federal Republic of Germany. The Company is engaged in a single line of business as a securities broker-dealer, which comprises primarily of two classes of services: commissions and investment advisory fees. The core business of the Company is in pure brokerage services as well as money management and financial portfolio management. The financial statements are presented in EURO, the presentation currency of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"), which require management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes for the periods presented. Actual results could differ from management's estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment advisory fees

Investment advisory fees for the funds and investments advisory fees for separate accounts managed by the Company are recorded in revenue as the services are performed.

Fixed Assets

Fixed assets are recorded at historical cast and depreciated over their estimated economic useful lives generally three to five year using the straight-line method.

Statement of Cash Flows

For purpose of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

3. FIXED ASSETS

Fixed assets, consisted of the following as of December 31, 2009: (in thousands)

	€
Office equipment	100
Computer and communication equipment	141
Other property, plant and equipment	30
Software, including software development costs	203
	474
Less accumulated depreciation and amortization	377
Fixed Assets - net	98

In accordance with the provisions of Statement of Position 98-1 *"Accounting for the Costs of Computer Software or Obtained for Internal Use,"* the Company capitalizes qualifying computer software costs incurred during the application development stage and amortizes them over their estimated useful life of three years on a straight-line basis. At December 31, 2009 unamortized software development costs were EUR 41,2 thousand.

4. Income Taxes

The Company is subject to corporate income tax and municipal income tax in Germany. As a result of the losses incurred in 2009, no income tax provision has been recorded. A full valuation allowance of EUR 50 thousand has been recorded on the deferred tax asset calculated at December 31, 2009.

5. Legal Matters

From time to time the Company could be subject to claims arising in the ordinary course of business or be a defendant in lawsuits. While the outcome of such claims or other proceedings cannot be predicted with certainty, the Company management expects that any such liabilities, to the extent not provided for by insurance or otherwise, will not have a material adverse effect on the Company's financial condition, statement of income or cash flows. During 2009, the Company was unsuccessful in a case together with Pershing LLC in the second court, similar to a civil court in the Unites States of America. As a result the Company was required to deposit EUR 135 thousand. The Company is currently applying to the Bundesgerichtshof, similar to the Federal Court of Appeals in the United States of America, to get this judgment reversed in favor of the Company.